SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d

) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Oklo Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

02156V109

(CUSIP Number)

May 9, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 02156V109	Page 2 of 14

1	NAME OF REPORTING PERSON Data Collective IV, L.P. (“DCVC IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,920,804 shares, except that Data Collective IV GP, LLC (“DCVC IV GP”), the general partner of DCVC IV, may be deemed to have sole voting power with respect to such shares, and Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of DCVC IV GP, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,920,804 shares, except that DCVC IV GP, the general partner of DCVC IV, may be deemed to have sole voting power with respect to such shares, and Bogue and Ocko, the managing members of DCVC IV GP, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,920,804
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.7%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 02156V109	Page 3 of 14

1	NAME OF REPORTING PERSON Data Collective IV GP, LLC (“DCVC IV GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,920,804 shares, all of which are held by Data Collective IV, L.P. (“DCVC IV”), for whom DCVC IV GP serves as general partner, except that Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of DCVC IV GP, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,920,804 shares, all of which are held by DCVC IV, for whom DCVC IV GP serves as general partner, except that Bogue and Ocko, the managing members of DCVC IV GP, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,920,804
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.7%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 02156V109	Page 4 of 14

1	NAME OF REPORTING PERSON Saxon Road Capital Management IV, LLC (“Saxon Road”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
110,298 shares, except that ZNM Capital Management, LLC (“ZNM”), the managing member of Saxon Road, may be deemed to have sole voting power with respect to such shares, and Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of ZNM, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
110,298 shares, except that ZNM, the managing member of Saxon Road, may be deemed to have sole voting power with respect to such shares, and Bogue and Ocko, the managing members of ZNM, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	110,298
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 02156V109	Page 5 of 14

1	NAME OF REPORTING PERSON ZNM Capital Management, LLC (“ZNM”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
110,298 shares, all of which are held by Saxon Road Capital Management IV, LLC (“Saxon Road”), for whom ZNM serves as managing member, except that Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of ZNM, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
110,298 shares, all of which are held by Saxon Road, for whom ZNM serves as managing member, except that Bogue and Ocko, the managing members of ZNM, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	110,298
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 02156V109	Page 6 of 14

1	NAME OF REPORTING PERSON Zachary Bogue (“Bogue”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		7,031,102 shares, of which 6,920,804 are held by Data Collective IV, L.P. (“DCVC IV”) and 110,298 are held by Saxon Road Capital Management IV, LLC (“Saxon Road”). Bogue is (i) a managing member of Data Collective IV GP, LLC (“DCVC IV GP”), the general partner of DCVC IV, and (ii) a managing member of ZNM Capital Management, LLC (“ZNM”), the managing member of Saxon Road, and may be deemed to have shared voting power with respect to such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		7,031,102 shares, of which 6,920,804 are held by DCVC IV and 110,298 are held by Saxon Road. Bogue is (i) a managing member of DCVC IV GP, the general partner of DCVC IV, and (ii) a managing member of ZNM, the managing member of Saxon Road, and may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,031,102
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.8%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 02156V109	Page 7 of 14

1	NAME OF REPORTING PERSON Matthew Ocko (“Ocko”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		7,031,102 shares, of which 6,920,804 are held by Data Collective IV, L.P. (“DCVC IV”) and 110,298 are held by Saxon Road Capital Management IV, LLC (“Saxon Road”). Ocko is (i) a managing member of Data Collective IV GP, LLC (“DCVC IV GP”), the general partner of DCVC IV, and (ii) a managing member of ZNM Capital Management, LLC (“ZNM”), the managing member of Saxon Road, and may be deemed to have shared voting power with respect to such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		7,031,102 shares, of which 6,920,804 are held by DCVC IV and 110,298 are held by Saxon Road. Ocko is (i) a managing member of DCVC IV GP, the general partner of DCVC IV, and (ii) a managing member of ZNM, the managing member of Saxon Road, and may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,031,102
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.8%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 02156V109	Page 8 of 14

ITEM 1(A).	NAME OF ISSUER

Oklo Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3190 Coronado Dr.
Santa Clara, CA 95054

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Data Collective IV, L.P., a Delaware limited partnership (“DCVC IV”), Data Collective IV GP, LLC, a Delaware limited liability company (“DCVC IV GP”), Saxon Road Capital Management IV, LLC, a Delaware limited liability company (“Saxon Road”), ZNM Capital Management, LLC, a Delaware limited liability company (“ZNM”), Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

DCVC IV GP is the general partner of DCVC IV, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC IV. Bogue and Ocko are managing members of DCVC IV GP and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC IV.

ZNM is the managing member of Saxon Road, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by Saxon Road. Bogue and Ocko are managing members of ZNM and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by Saxon Road.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

270 University Avenue
Palo Alto, CA 94301

ITEM 2(C).	CITIZENSHIP

DCVC IV is a Delaware limited partnership. DCVC IV GP, Saxon Road and ZNM are Delaware limited liability companies. Bogue and Ocko are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock, par value $0.0001
CUSIP # 02156V109

ITEM 3.	Not Applicable.

CUSIP NO. 02156V109	Page 9 of 14

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreement of DCVC IV, and the limited liability company agreements of DCVC IV GP, Saxon Road and ZNM, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

CUSIP NO. 02156V109	Page 10 of 14

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11..

CUSIP NO. 02156V109	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2024

Data Collective IV, L.P.

By: Data Collective IV GP, LLC, its General Partner

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Data Collective IV GP, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Saxon Road Capital Management IV, LLC

By: ZNM Capital Management, LLC, its Managing Member

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

ZNM Capital Management, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Matthew Ocko

By:	/s/ Matthew Ocko
Name:	Matthew Ocko

Zachary Bogue

By:	/s/ Zachary Bogue
Name:	Zachary Bogue

CUSIP NO. 02156V109	Page 12 of 14

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 02156V109	Page 13 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	14

CUSIP NO. 02156V109	Page 14 of 14

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Oklo Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: May 20, 2024

Data Collective IV, L.P.

By: Data Collective IV GP, LLC, its General Partner

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Data Collective IV GP, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Saxon Road Capital Management IV, LLC

By: ZNM Capital Management, LLC, its Managing Member

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

ZNM Capital Management, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Matthew Ocko

By:	/s/ Matthew Ocko
Name:	Matthew Ocko

Zachary Bogue

By:	/s/ Zachary Bogue
Name:	Zachary Bogue